

Mail Stop 3720

December 13, 2016

Mr. Daniel Cancelmi
Chief Financial Officer
Tenet Healthcare Corporation
1445 Ross Avenue, Suite 1400
Dallas, TX 75202

> **Re: Tenet Healthcare Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 22, 2016**
> **File No. 001-07293**

Dear Mr. Cancelmi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications